EXHIBIT 99.1
President’s Letter to Shareholders
To Our Shareholders:
Revenue in Fiscal Year 2006 fell short of expectation as a result of events that took place in the first half of the year. Business that we expected to begin was delayed as a result of trials being pushed out into the future and several of our larger cases came to an end early in the year. While sales in the first half of the year lagged, we rebounded in the last quarter and we were able to make up some of our earlier losses.
We continue to depend on very large cases. This year we completed USA v Philip Morris et. al., representing the Department of Justice in their suit against the tobacco industry in which they accused the defendants of conspiring and committing fraud over a period of some 50 years. In the last half of the year, we were hired on some new cases that are significant in size and scope. We believe these cases will help us build a stable base of business in 2007.
To address the peaks and valleys associated with our dependency on large cases, we tasked our expanded sales force with the mission of increasing the number of cases in which our litigation support products and/or services are going to be used. The sales force met this challenge, writing contracts on a record number of cases. Consequently, in the last half of the year, we had more cases in production than in our history. The average size of these cases was smaller, the timeframes shorter and the type of work has changed. This shift in our business caused us to analyze and address how we can more efficiently manage production.
Strengthening locally, nationally and globally. Always a firm with national expertise, this year we put our efforts into penetrating local markets, specifically on the east and west coasts. With local producers who have the support of a national production facility, we have seen an increase in business in both locations. Our past efforts in the international market began to pay off this year as we obtained customer contracts for more business in Europe. We expect to see an increase in this business during fiscal 2007.
Improving processes to meet market needs. To meet the needs of our global and regional clients we improved our web-based communication software to virtually meet client demands anytime, anywhere. In addition, we updated our network and software to meet today’s market demands. We continue to provide internal training sessions to educate our staff on new technologies and applications. In response to a changing market, we are updating our administrative and production management software as we seek to more efficiently manage our business.
Expanding our services. We have made a renewed commitment to our On-Location business and expect to see a greater increase in this part of our operations in the coming year. The on-location team provides trial presentation support operators, technical support specialists and artists for the war room and courtroom. We offer trained operators in all presentation software programs in addition to our own software, VuPoint.
Our strength is in our ability to create innovative solutions to meet our clients’ needs. We believe that by listening to our clients and adapting to an ever-changing market, we can keep Z-Axis in the forefront of our industry and ensure our growth in the future.
Stephanie Kelso
President